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SECURI

17005019

SEC Mail Processing Section FEB 2017 Washington DC 406

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section FEB 28 2017 Washington DC 406

SEC FILE NUMBER
8-31475

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. SEELAUS + CO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 304
(No. and Street)

Summit (City) NJ (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue, Suite 101 (Address) Summit (City) NJ (State) 07901 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

L. L.

# OATH OR AFFIRMATION

I, Anneliese Mitnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co., Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anneliese Seelaus Mitnick
Signature

Chief Executive Officer
Title

KAROLINA PAJDAK
Commission # 2333594
Notary Public, State of New Jersey
My Commission Expires
September 23, 2020
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. SEELAUS & CO., INC. & SUBSIDIARIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2016

(With Report of Independent Registered Public Accounting Firm)

R. SEELAUS & CO., INC. & SUBSIDIARIES

TABLE OF CONTENTS

**CRANE, TONELLI, ROSENBERG & CO., LLP**
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
R. Seelaus & Co., Inc. & Subsidiaries
Summit, NJ 07901

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. & Subsidiaries, a New Jersey Corporation as of December 31, 2016 and the related notes to the financial statements. This consolidated financial statement is the responsibility of R. Seelaus & Co., Inc. & Subsidiaries' management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial position referred to above presents fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. & Subsidiaries as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Crane, Tonelli, Rosenberg & Co LLP

Summit, NJ
February 24, 2017

# R. SEELAUS & CO., INC. & SUBSIDIARIES
## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 213,559 |
| Receivables from clearing organizations | 1,759,661 |
| Receivables from non-customers | 184,478 |
| Securities owned, at fair value | 8,580,783 |
| Secured demand notes | 620,000 |
| Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation | 99,843 |
| Goodwill | 28,138 |
| Other assets | 666,113 |
| | $ 12,152,575 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Payables to clearing organizations | $ 6,447,000 |
| Securities sold, not yet purchased, at fair value | 491,908 |
| Accounts payable, accrued expenses and other liabilities | 1,295,555 |
| | 8,234,463 |
| Commitments, contingencies and guarantees: | |
| Subordinated borrowings | 620,000 |
| Stockholders' equity: | |
| Common stock, no par value; 1,000,000 shares authorized, 181,019 voting and 24,660 non-voting shares issued and 158,228 voting and 24,660 non-voting shares outstanding, stated at $2.31 per share | 475,118 |
| Additional paid-in capital | 669,800 |
| Retained earnings | 2,205,841 |
| Treasury stock 22,791 shares, stated at $2.31 per share | (52,647) |
| Total stockholders' equity | 3,289,112 |
| | $ 12,152,575 |

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 1: Organization and Nature of Business**

R. Seelaus & Co. (the Company) organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Boston, Massachusetts and Carlsbad, California.

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through this date.

**Note 2: Significant Accounting Policies**

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2016 are held at an outside location by a clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 2: Summary of Significant Accounting Policies (Continued)**

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, there are no unrecognized tax benefits.

Treasury Stock

The Company values treasury stock using the par value method under Guidelines FASB ASC 505-30-30-7 to 30-10.

Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset and the net amount is reported on the statement of financial position, when there is a legally enforceable right to set off the recognized amount and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

**Note 3: Fair Value Measurement**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 3: Fair Value Measurement (Continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Securities owned: | | | | |
| State and municipal | $ - | $ 7,678,758 | $ - | $ 7,678,758 |
| Corporate debt | - | 900,819 | - | 900,819 |
| U.S government and agency | - | 172 | - | 172 |
| Other debt securities | 1,034 | - | - | 1,034 |
| Totals | $ 1,034 | $ 8,579,749 | $ - | $ 8,580,783 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| Securities sold, not yet purchased: | | | | |
| State and municipal | $ - | $ - | $ - | $ - |
| Corporate debt | - | - | - | - |
| U.S government and agency | - | 491,908 | - | 491,908 |
| Other debt securities | - | - | - | - |
| Totals | $ - | $ 491,908 | $ - | $ 491,908 |

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 4: Receivables from and Payables to Clearing Organization**

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

**Note 5: Employee Loans**

During the year ended December 31, 2016, a number of traders operated at a loss. A total receivable from three traders of $348,789 is included in other assets for the year ended December 31, 2016.

**Note 6: Liabilities Subordinated to Claims of General Creditors**

The borrowings under subordination agreements at December 31, 2016 are listed below:

| | |
|---|---|
| Liability pursuant to secured demand note collateral agreement, 8% interest paid monthly through April 15, 2019 based on $225,000 balance. | $ 225,000 |
| Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 5.52% interest paid monthly through April 15, 2019. | 145,000 |
| Liability pursuant to secured demand note collateral agreement with a stockholder, 5% interest paid monthly through May 15, 2019. | 250,000 |
| | $ 620,000 |

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

## Note 7: Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are summarized as follows:

| | |
|---|---|
| Furniture | $ 175,461 |
| Office machinery and equipment | 333,794 |
| Leasehold improvements | 33,758 |
| | 543,013 |
| Less: Accumulated depreciation | (443,170) |
| | $ 99,843 |

## Note 8: Income Taxes

The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2012.

## Note 9: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

| | |
|---|---|
| Years Ending December 31, | |
| 2017 | 439,437 |
| 2018 | 440,382 |
| 2019 | 377,417 |
| 2020 | 258,609 |
| Total future minimum lease payments | $ 1,515,845 |

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 9: Commitments (Continued)**

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the financial statements as of that date.

In connection with the January 31, 2013 purchase of Granite Springs Asset Management, LLC (GSAM), the Company is contingently liable, through December 31, 2017, for payments on certain notes payable to the former members of GSAM.

The contingent payments are defined as 20% of the adjusted profits of GSAM, limited to total payments of $245,000 plus .0001% interest. Since the inception of the agreement, no payments have been due.

On October 26, 2016, Granite Springs Asset Management signed a letter of intent for the purchase of a Registered Investment Advisory firm. The purchase price is expected to be $1 million at the time of the closing in addition to additional fees based on assets retained at the Company in 2017 through 2021 and 15% of revenue from existing assets following 2020. The purchase is expected to be finalized in April 2017.

**Note 10: Financial Instruments**

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2016, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2016.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 10: Financial Instruments (Continued)**

Financial Instruments with Off-Balance Sheet Risk

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

| | December 31, 2016 | |
|---|---|---|
| | Owned | Sold Not Yet Purchased |
| State and municipal obligations | $ 7,678,758 | $ - |
| Corporate bonds, debentures, and notes | 900,819 | - |
| Obligations of U.S. government | 172 | 491,908 |
| Other securities | 1,034 | - |
| | $ 8,580,783 | $ 491,908 |

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 11: Employee Benefit Plan**

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation.

**Note 12: Related Party Transactions**

As of December 31, 2016, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $145,000 (see Note 6).

As of December 31, 2016, the Company has a liability pursuant to a secured demand note collateral agreement with an individual stockholder in the amount of $250,000 (see Note 6).

**Note 13: Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,591,090, which is $2,341,090 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2016 was .49 to 1.

**Note 14: Annual Report on Form X-17A-5**

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 15: Consolidated Subsidiaries**

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

| | RSC Financial Products, LLC |
|---|---|
| Total assets | $ 53,297 |
| Total liabilities | $ 104 |
| Member equity | $ 53,193 |

The $53,193 of member equity of the broker-dealer subsidiary, RSC Financial Products, LLC. is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

| | Granite Springs Asset Management, LLC |
|---|---|
| Total assets | $ 55,707 |
| Total liabilities | $ 20,485 |
| Member equity | $ 35,222 |

| | Granite Springs Total Return GP, LLC |
|---|---|
| Total assets | $ 1 |
| Member equity | $ 1 |

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

**Note 16: Offsetting of Financial Assets**

The Company had a US Treasury transaction for $29,913,902, that settled one business day after the original settlement date. The transaction is not reflected on the Statement of Financial Condition as the company offset the amounts in accordance with FASB ASC 210-20-45-1 and 210-20-45-11.

| Description | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition |
|---|---|---|---|
| Reverse repurchase, securities borrowing, and similar arrangements | $ 29,913,902 | $ (29,913,902) | $ - |
| Total | $ 29,913,902 | $ (29,913,902) | $ - |

R. SEELAUS & CO., INC. & SUBSIDIARIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2016

(With Report of Independent Registered Public Accounting Firm)

C O N F I D E N T I A L